SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                   Urban Improvement 1973 Limited Partnership
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 4, 2001
            (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


              Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 pages)


-----------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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         CUSIP No. Not Applicable           13D               Page 2 of 8



1.   NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

     Equity Resource Cambridge Limited Partnership   I.R.S.# 04-3189039
     Equity Resource Lexington Fund Limited Partnership   I.R.S. # 04-3526768
     Mark S. Thompson
     Eggert Dagbjartsson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                            (A)  [x]
                                                            (B)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS) WC $267,288.00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Equity Resource Cambridge Fund Limited Partnership is a Massachusetts
          limited partnership.
     Equity Resource Lexington Fund Limited Partnership is a Massachusetts
          limited partnership.
     Mark S. Thompson is a United States citizen.
     Eggert Dagbjartsson is a United States citizen.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.   SOLE VOTING POWER

     None.

8.   SHARED VOTING POWER

     12 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark
     S. Thompson are the general partners (the "Cambridge Fund General Partners"). Voting power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.


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         CUSIP No. Not Applicable           13D               Page 3 of 8

     1176 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson is the general partner (the "Lexington Fund General Partner"). Voting Power with the respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

     See Item 2 below for other required information.

9.   SOLE DISPOSITIVE POWER

     None.

10.  SHARED DISPOSITIVE POWER

     12 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

     1176 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

     See Item 2 below for other required information.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

     1176 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

     See Item 2 below for other required information.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)


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         CUSIP No. Not Applicable           13D               Page 4 of 8


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1% are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

     10.0% are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

     See Item 2 below for other required information.

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     Equity Resource Cambridge Fund Limited Partnership           PN
     Equity Resource Lexington Fund Limited Partnership           PN
     Mark S. Thompson                                             IN
     Eggert Dagbjartsson                                          IN

Item 1.  Security and Issuer

     This statement relates to certain limited partnership units (the "Units") of Urban Improvement 1973 Limited Partnership, a California limited partnership with its principal executive office at 1 Insignia Financial Plaza, Box 909, Greenville, South Carolina 29602.

Item 2.  Identity and Background.

     (a) The names of the persons filing this statement are Equity Resource Cambridge Fund Limited Partnership and Equity Resource Lexington Fund Limited Partnership, (the "Limited Partnerships"), Mark S. Thompson and Eggert Dagbjartsson (collectively, the "Reporting Persons"). Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Cambridge Fund Limited Partnership. Eggert Dagbjartsson is the general partner of Equity Resource Lexington Fund Limited Partnership. This statement on Schedule 13D is filed on behalf of all such reporting persons.

     (b) The business address of each of Equity Resource Cambridge Fund Limited Partnership, Equity Resource Lexington Fund Limited Partnership, Eggert Dagbjartsson and Mark S. Thompson is 14 Story Street, Cambridge, Massachusetts 02138.

     (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Thompson's

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         CUSIP No. Not Applicable           13D               Page 5 of 8


principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Limited Partnerships is a Massachusetts limited partnership. Mark S. Thompson and Eggert Dagbjartsson are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     Equity Resource Cambridge Fund Limited Partnership and Equity Resource Lexington Fund Limited Partnership, purchased the Units hereby reported for an aggregate of $267,288.00 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4.  Purpose of Transaction.

     Equity Resource Cambridge Fund Limited Partnership and Equity Resource Lexington Fund Limited Partnership acquired the Units for investment purposes. Equity Resource Cambridge Fund Limited Partnership or Equity Resource Lexington Fund Limited Partnership, or certain of their affiliates, may in the future seek to acquire additional Units for investment purposes. Except as set forth in the preceding sentence, none of such limited partnerships, or any of the reporting persons, has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Cambridge Fund Limited Partnership and Equity Resource Lexington Fund Limited Partnership, beneficially own an aggregate of 1188 Units, representing 10.058% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 10.058% because of rounding done pursuant to the instructions to Schedule 13D).

     (b) Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Cambridge Fund Limited Partnership and Equity Resource Lexington Fund Limited Partnership, share the power to vote

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         CUSIP No. Not Applicable           13D               Page 6 of 8

or direct the vote and to dispose of or direct the disposition of all of the 1188 Units referred to in Item 5(a). See Item 2 above for other required information.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 7.1 Agreement dated as of December 4, 2001 between each of the Reporting Persons with respect to the filing of this statement on
         Schedule 13D.




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         CUSIP No. Not Applicable           13D               Page 7 of 8



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


          December 4, 2001                    December 4, 2001
              (Date)                              (Date)

EQUITY RESOURCE CAMBRIDGE FUND
LIMITED PARTNERSHIP                       /s/ Eggert Dagbjartsson
                                          Eggert Dagbjartsson, individually
By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner
                                          /s/ Mark S. Thompson
                                          Mark S. Thompson, individually

EQUITY RESOURCE LEXINGTON FUND
LIMITED PARTNERSHIP

By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner





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         CUSIP No. Not Applicable           13D               Page 8 of 8

                                                                    EXHIBIT 7.1
                                   AGREEMENT


     This Agreement, dated as of December 4, 2001, is by and among Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

     Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 1188.00 units (the "Units") of limited partnership interest in Urban Improvement 1973 Limited Partnership, a California limited partnership, held by Equity Resource Cambridge Fund Limited Partnership and Equity Resource Lexington Fund Limited Partnership. Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Cambridge Fund Limited Partnership and Equity Resource Lexington Fund Limited Partnership, as the case may be.

     Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

     Executed and delivered as of the date first above written.

EQUITY RESOURCE CAMBRIDGE FUND
LIMITED PARTNERSHIP                         /s/ Eggert Dagbjartsson
                                            Eggert Dagbjartsson, individually
By:_/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner
                                            /s/ Mark S. Thompson
                                            Mark S. Thompson, individually

EQUITY RESOURCE LEXINGTON FUND
LIMITED PARTNERSHIP

By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner